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Media
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Zen Yinger                            Christopher Wyse
616-923-5978                          616-923-3417
zen_m_yinger@email.whirlpool.com      christopher_j_wyse@email.whirlpool.com

Investment
----------
Thomas Filstrup
616-923-3189
thomas_c_filstrup@email.whirlpool.com


  Whirlpool Corporation Reports Record performance; Quarterly Earnings grow 36 percent, FULL-YEAR CORE earnings up 31 Percent


     BENTON HARBOR, Mich. - Jan. 24, 2000 - Whirlpool Corporation (NYSE: WHR) said today that record operating profit levels from its North American, European and Asian businesses, along with solid year-over-year performance from its Latin American business produced the largest quarterly profit in the company's history. A 36 percent increase in fourth-quarter earnings and a 31 percent gain in full-year 1999 earnings from continuing operations represents an all time record, excluding the first quarter 1999 impact of the Brazilian currency devaluation.

     "This record quarterly performance represents 13 consecutive quarters in which core earnings per share have improved in excess of 20 percent from the prior-year period," said David R. Whitwam, Whirlpool Chairman and CEO. "Our record 1999 performance was again driven by wide-ranging strength and global leverage of our operations, continued strong consumer demand for new products under our leading brand names, and ongoing productivity gains from our customized Six Sigma program called Operational Excellence.

     "And we are optimistic that our strong performance will continue in 2000 as we focus on our global business strategy of providing consumers with unique and innovative branded solutions for activities in and around the home." Whitwam continued, "We're equally optimistic about the potential for our recently

                                     -more-
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Whirlpool Corporation Earnings - add one
----------------------------------------

announced Networked Home Solutions Initiative, which will include a new generation of branded products and enhanced services, developed in cooperation with Cisco Systems and Sun Microsystems to provide consumers new levels of convenience and innovation."

     Fourth-quarter earnings from continuing operations were $113 million, or $1.51 per diluted share, up 36 percent versus earnings of $83 million, or $1.09 per diluted share in the comparable 1998 period.

     Full-year core earnings were $407 million, or $5.35 per diluted share, up 31 percent, versus core earnings of $310 million, or $4.06 per diluted share for 1998. Core earnings are earnings from continuing operations excluding the impact of the first quarter 1999 Brazilian currency devaluation and discontinued operations from 1998. Full year net earnings, which include the Brazilian currency devaluation, were also at record levels of $347 million, or $4.56 per diluted share, versus 1998 net earnings of $325 million, or $4.25 per diluted share.

     The company's strong global sales growth was dampened by currency fluctuations. Reported fourth-quarter sales were $2.7 billion, down 2 percent from the 1998 period due to currency fluctuations. Absent currency fluctuations, sales grew 9 percent in the quarter. Full-year sales were $10.5 billion, up 2 percent from 1998 results. Absent currency fluctuations, sales grew 11 percent for the year. The company believes that its unit sales are fundamentally representative of the underlying growth strength of its businesses around the world.

     Whirlpool North America reported fourth-quarter 1999 results with record levels of sales and operating profit, which grew by 8 percent and 16 percent respectively. This performance solidly outpaced an already robust appliance industry. These results were driven, in part, by continued strong consumer demand for an array of new branded consumer solutions across nearly all product categories. The company's North American performance was also driven by its aggressive focus on Operational Excellence, a customized program

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Whirlpool Corporation Earnings - add two
----------------------------------------

designed to produce ongoing productivity and quality gains, as well as cycle time improvements across virtually every part of the organization.

     The company expects to continue its strong performance momentum into 2000 through a combination of consumer-focused new product introductions and ongoing Operational Excellence gains. Leading the new product introductions is the recently introduced Whirlpool brand Catalyst Cleaning Action clothes washer, which helps consumers get clothes cleaner with breakthrough cleaning technology. The company currently expects North American appliance industry unit shipments, which were at record levels in 1999, to grow by 2 to 3 percent in 2000.

     Whirlpool Europe also finished 1999 with records in sales, in local currency, and operating profits, which grew 42 percent versus the fourth quarter of 1998. This record performance solidly outpaced the European appliance industry and was the result of the strong consumer demand for new products in nearly all product categories under both the Whirlpool and Bauknecht brands, as well as strong productivity gains from the Operational Excellence program.

     In 2000 the company expects to continue this strong momentum through a combination of new product introductions, lead by branded product launches in the microwave oven, laundry and refrigeration product categories and other aggressive brand initiatives. The company currently expects European appliance industry shipments to grow between 4 and 5 percent in 2000, as the economies of Western Europe continue to strengthen.

     Whirlpool Latin America reported a 42 percent gain in quarterly operating profit as the appliance industry recovery, which began in the third quarter, continues across the region. The company's performance was again driven by consumer focused new product offerings under both the Brastemp and Consul brands, as well as by solid performance from Embraco, the company's hermetic compressor subsidiary based in Brazil. The company also believes that the fundamental economic conditions in Brazil will continue to improve.

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Whirlpool Corporation Earnings - add three
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     Consequently, in 2000 the company currently expects Latin American appliance industry unit shipments to grow between 7 and 10 percent, and the company is poised to grow its market-leading position following the recently announced purchase of additional shares of Brasmotor S.A. and Multibras S.A. for $283 million. This purchase moves the company's equity ownership position of all of its Brazilian subsidiaries from about 55 percent to 87 percent.

     "Our recent share purchase in Brazil, will now help us to fully integrate the Brazilian operations into the global Whirlpool network and enhance our ability to invest and grow in a market that is improving in Brazil and throughout Latin America," said Whitwam.

     Whirlpool Asia again posted double digit quarterly gains in sales and operating profits, producing a fifth consecutive quarter of operating profitability in the world's largest home appliance market. The company's improved performance was driven by strong sales growth in both India and China, where consumer acceptance of new products marketed under the Whirlpool brand name continues to grow. Continued operating strength from company operations across the Asia-Pacific region also helped produce the record performance.

     "Such substantial improvements are the result of our extensive efforts to build the position of the Whirlpool brand with consumers across this strategically important region," said Whitwam. The company currently expects appliance industry unit shipments in its Asian region, comprised primarily of its major businesses in India and China, to grow between 8 and 10 percent in 2000.

     In summary, Whitwam added, "While we're pleased with our record performance in 1999, we're also optimistic about the outlook in 2000 for the global appliance industry and our ability to deliver profitable growth by serving consumers with our branded offerings in every major appliance market of the world."

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Whirlpool Corporation Earnings - add four
-----------------------------------------

     Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. Headquartered in Benton Harbor, the company manufactures in 13 countries and markets products under 11 major brand names in more than 170 countries. Additional information about the company can be found on the Internet at www.WhirlpoolCorp.com.

                                      ###

This news release contains forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the expected industry-wide performance noted for 2000 and the gradual appliance industry improvement expected by the company in Latin America and noted in this news release, there are certain factors that could cause results to differ materially from those anticipated by some of the statements made. These factors are listed in the Company's most recently filed Form 10-Q and/or Form 10-K.

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                             WHIRLPOOL CORPORATION
                             (millions of dollars)



                                                  December 31           December 31
                                                     1999                  1998
                                                  (Unaudited)            (Audited)
                                                 ------------           -----------
ASSETS

Current Assets
------------------
Cash and equivalents                             $       261            $      636
Trade receivables, less allowances of
      (1999: $124; 1998: $ 116)                        1,477                 1,711
Inventories                                            1,065                 1,100
Prepaid expenses and other                               286                   268
Deferred income taxes                                     88                   167
                                                 ------------           -----------
Total Current Assets                                   3,177                 3,882


Other Assets
------------
Investment in affiliated companies                       112                   108
Intangibles, net                                         795                   936
Deferred income taxes                                    247                   262
Other                                                    317                   329
                                                 ------------           -----------
                                                       1,471                 1,635

Property, Plant and Equipment
-----------------------------
Land                                                      70                    77
Buildings                                                863                   900
Machinery and equipment                                4,249                 4,534
Accumulated depreciation                              (3,004)               (3,093)
                                                 ------------           -----------
                                                       2,178                 2,418
                                                 ------------           -----------
Total Assets                                     $     6,826            $    7,935
                                                 ============           ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
-------------------
Notes payable                                    $       444            $      905
Accounts payable                                       1,081                 1,079
Employee compensation                                    300                   271
Accrued expenses                                         803                   870
Restructuring costs                                       39                   117
Current maturities of long-term debt                     225                    25
                                                 ------------           -----------
Total Current Liabilities                              2,892                 3,267


Other Liabilities
-----------------
Deferred income taxes                                    157                   152
Postemployment benefits                                  612                   622
Other liabilities                                        168                   192
Long-term debt                                           714                 1,087
                                                 ------------           -----------
                                                       1,651                 2,053

Minority Interests                                       416                   614


Stockholders' Equity
--------------------
Common stock                                              84                    83
Paid-in capital                                          374                   321
Retained earnings                                      2,268                 2,024
Unearned restricted stock                                 (6)                   (3)
Accumulated other comprehensive income                  (443)                 (183)
Treasury stock - at cost                                (410)                 (241)
                                                 ------------           -----------
Total Stockholders' Equity                             1,867                 2,001
                                                 ------------           -----------
Total Liabilities and Stockholders' Equity       $     6,826            $    7,935
                                                 ============           ===========

           See notes to consolidated condensed financial statements.

           CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS (UNAUDITED)
                             WHIRLPOOL CORPORATION
                       FOR THE PERIOD ENDED DECEMBER 31
                  (millions of dollars except per share data)

                                                           Three Months Ended                          Full Year
                                                        ----------------------                --------------------------
                                                         1999            1998                  1999               1998
                                                        ------           -----                -------            -------
Net sales                                               $2,689           $2,735               $10,511            $10,323

EXPENSES:
  Cost of products sold                                  1,983            2,045                 7,852              7,805
  Selling and administrative                               457              498                 1,753              1,791
  Intangible amortization                                    8               11                    31                 39
                                                        ------           ------               -------            -------
                                                         2,448            2,554                 9,636              9,635
                                                        ------           ------               -------            -------
     OPERATING PROFIT                                      241              181                   875                688
OTHER INCOME (EXPENSE):
  Interest and sundry income (expense)                     (19)              27                  (195)               136
  Interest expense                                         (40)             (63)                 (166)              (260)
                                                        ------           ------               -------            -------
     EARNINGS BEFORE INCOME TAXES
       AND OTHER ITEMS                                     182              145                   514                564

        Income taxes                                        62               48                   197                209
                                                        ------           ------               -------            -------
     EARNINGS FROM CONTINUING OPERATIONS
      BEFORE EQUITY EARNINGS AND MINORITY INTERESTS        120               97                   317                355

      Equity in earnings (loss) of affiliated companies      -               (1)                   (4)                 1
      Minority interests                                    (7)             (13)                   34                (46)
                                                        ------           ------               -------            -------
     EARNINGS FROM CONTINUING OPERATIONS                   113               83                   347                310

      Discontinued operations less applicable taxes          -                -                     -                 15
                                                        ------           ------               -------            -------
     NET EARNINGS                                       $  113           $   83               $   347            $   325
                                                        ======           ======               =======            =======

Per share of common stock:
  Basic earnings from continuing operations             $ 1.52           $ 1.10               $  4.61            $  4.09
  Basic net earnings                                    $ 1.52           $ 1.10               $  4.61            $  4.29

  Diluted earnings from continuing operations           $ 1.51           $ 1.09               $  4.56            $  4.06
  Diluted net earnings                                  $ 1.51           $ 1.09               $  4.56            $  4.25

  Cash dividends                                        $  .34           $  .34               $  1.36            $  1.36
                                                       =======           ======               =======            =======

                        SUPPLEMENTAL PRO-FORMA SCHEDULE
           CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS (UNAUDITED)
                             WHIRLPOOL CORPORATION
                       FOR THE PERIOD ENDED DECEMBER 31
                  (millions of dollars except per share data)

                                                                                        Full Year
                                                              ------------------------------------------------------------
                                                                                                     1999
                                                              1999 Actual       Devaluation        Pro-forma        1998
                                                              ------------     -------------       ---------       -------
Net sales                                                         $10,511         $       -          $10,511       $10,323

EXPENSES:
  Cost of products sold                                             7,852                 -            7,852         7,805
  Selling and administrative                                        1,753                 -            1,753         1,791
  Intangible amortization                                              31                 -               31            39
                                                                  -------         ---------          -------        ------
                                                                    9,636                 -            9,636         9,635
                                                                  -------         ---------          -------        ------
     OPERATING PROFIT                                                 875                 -              875           688

OTHER INCOME (EXPENSE):
  Interest and sundry income (expense)                               (195)             (158)             (37)          136
  Interest expense                                                   (166)                -             (166)         (260)
                                                                  -------         ---------          -------        ------
     EARNINGS (LOSS) BEFORE INCOME TAXES
      AND OTHER ITEMS                                                 514              (158)             672           564
      Income taxes(benefit)                                           197               (53)             250           209
                                                                  -------         ---------          -------        ------
     EARNINGS (LOSS) FROM CONTINUING OPERATIONS
      BEFORE EQUITY EARNINGS AND MINORITY INTERESTS                   317              (105)             422           355

       Equity in earnings (loss) of affiliated companies               (4)                -               (4)            1
       Minority interests                                              34                45              (11)          (46)
                                                                  -------         ---------          -------        ------
     EARNINGS (LOSS) FROM CONTINUING OPERATIONS                       347               (60)             407           310

       Gain on disposal of discontinued operations
         less applicable taxes                                          -                 -                -            15
                                                                  -------         ---------          -------        ------
     NET EARNINGS (LOSS)                                          $   347         $     (60)         $   407        $  325
                                                                  =======         =========          =======        ======

Per share of common stock:

  Diluted earnings from continuing operations                     $  4.56         $    (.79)         $  5.35        $ 4.06
  Diluted net earnings                                            $  4.56         $    (.79)         $  5.35        $ 4.25



 Note: This pro-forma has been prepared to show Whirlpool's performance excluding the first quarter 1999 foreign exchange loss related to the devaluation of the Brazilian real.
